Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Stifel, Nicolaus & Company, Incorporated

787 Seventh Avenue, 11th Floor

New York, New York 10019

November 18, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Geoffrey Kruczek, Esq., Special Counsel

Thomas Jones, Esq., Legal Staff Attorney

Kevin Kuhar, Accounting Branch Chief

Gary Newberry, Senior Staff Accountant

Re:	SiTime Corporation

Registration Statement on Form S-1

Registration File No. 333-234305

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of SiTime Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on November 20, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Pillsbury Winthrop Shaw Pittman LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated November 7, 2019:

i.	Dates of distribution: November 7, 2019 through the date hereof

ii.	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

iii.	Number of preliminary prospectuses furnished to investors: approximately 2086

Securities and Exchange Commission 2	November 18, 2019

iv.	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 51

We, the undersigned, as representatives of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Barclays Capital Inc. Stifel, Nicolaus & Company, Incorporated

Acting severally on behalf of themselves and the several Underwriters

By:	Barclays Capital Inc.

By:	/s/ Geoffrey Feldkamp
Name: Geoffrey Feldkamp
Title: Managing Director

By:	Stifel, Nicolaus & Company, Incorporated

By:	/s/ Seth Rubin
Name: Seth Rubin
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]